December 14, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 1-617-783-0568

Mr. Ronald Brown
President
New England Realty Associates Limited Partnership
39 Brighton Avenue
Allston, MA 02134

RE: **New England Realty Associates Limited Partnership**
        Form 10-K for the year ended December 31, 2005
        File no. 000-26393

Dear Mr. Brown:

        We have reviewed your letter filed on November 27, 2006 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the year ended December 31, 2005

1. In reference to your conclusion that it is proper to treat part of a building as discontinued operations, we do not understand how you can conclude that the cash inflows and outflows of each floor are independent from the cash flows of the entire building, and do not agree that this should be accounted for as discontinued operations. In reference to your conclusion that the conversion building by building should be treated as discontinued operations, please provide to us how you determined that each building represents the lowest level for which identifiable cash flows of other groups of assets and liabilities as per paragraph 4 of SFAS 144. In your response, please include a quantitative assessment of cash

flows and all interdependencies relating to the conversion of these buildings. In your response, please be as detailed as possible.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact Kelly McCusker at (202) 551-3433 or me at (202) 551-3403.

Sincerely,

Steven Jacobs
Branch Chief